

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 7, 2010

via U.S. mail and facsimile

Pengcheng Chen, Chief Executive Officer
Asia Cork, Inc
3rd Floor, A Tower of Chuang Xin
Information Building
No. 72 Second Keji Road, Hi Tech Zone,
Xi'An, Shaanxi 710075 P.R. CHINA

RE: **Asia Cork, Inc.**
Item 4.02 Form 8-K
Filed June 18, 2010
File No. 30115

Dear Mr. Chen:

We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief